Exhibit 99.1

Aphria Completes Second Medical Cannabis Shipment to Australia-Based Partner Althea

LEAMINGTON, ON, Dec. 20, 2018 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) announced that the Company has completed its second shipment of approximately 80 L (equivalent to approximately 20 kg of dried bud) of medical cannabis to its Australian-based partner Althea Company Pty Ltd. ("Althea").

Under a previously announced supply agreement with Althea (the "Agreement"), Aphria is providing packaged co-branded cannabis oil and dried flower products for the Australian medical cannabis market. Prior to shipment, the Australian Governments' Office of Drug Control issued an import certificate and Health Canada issued an export certificate.

"We are thrilled to complete this second shipment and by the fast-growing demand for Aphria co-branded medical cannabis in Australia," said Jakob Ripshtein, President of Aphria. "Through investments and valuable partners like Althea, Aphria continues to execute on its strategic plan for international expansion, growing our presence in high-value global markets."

This is the second shipment Aphria has made to Althea as part of the Agreement, with each successive shipment expected to increase in volume. The shipment included a mix of cannabis oil and dried bud products, Rideau, Jasper, Capilano, Champlain and Henik which Althea is making available for distribution to pharmacies for eligible medical cannabis patients in Australia. Aphria completed its first shipment of medical cannabis, including approximately 60 L of cannabis oil (equivalent to approximately 10 kg of dried bud), to Althea in April 2018. Permits for a third shipment have already been lodged due to a sharp increase in demand.

In addition to the Agreement, Aphria maintains its 25% ownership interest in Althea. Today, Aphria's global presence extends across Canada, Europe, Latin America, the Caribbean, Africa and Oceania.

We Have a Good Thing Growing.

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, expectations with respect to future production costs and expectations with respect to the future sizes of shipments to Althea. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations; inability to obtain permits for future shipments to Althea and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

SOURCE Aphria Inc.

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%CIK: 0000173341

For further information: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 17:30e 20-DEC-18